June 22, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:          Chris Windsor

Re:	Conifer Holdings, Inc.
Registration Statement on Form S-4
File No. 333-272217
Acceleration Request

Requested Date:          June 26, 2023
Requested Time:          9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conifer Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (File No. 333-272217) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Donald J. Kunz and Emily J. Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily J. Johns of Honigman LLP by telephone at (616) 649-1908.

[Signature page follows]

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Sincerely,

CONIFER HOLDINGS, INC.

/s/ Brian J. Roney

Brian J. Roney
President

cc:	Donald J. Kunz, Honigman LLP
Emily J. Johns, Honigman LLP